UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDN

Fourth Quarter
2013 Results

1 CRA 77858
2
3 CLIENTE

Edenor

Edenor announces second quarter 2016 results
Stock Information: Ticker: EDN New York Stock Exchange Ratio: 20 Class B = 1 ADR Buenos Aires Stock Exchange	Investor Relations Contacts: Leandro Montero Chief Financial Officer Verónica Gysin Planning and Capital Markets Manager
Tel: +54 (11) 4346 -5231

Buenos Aires, Argentina, August 12, 2016. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the second quarter of 2016. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”). Solely for the convenience of the reader, Peso amounts as of and for the quarter ended on June 30, 2016 have been translated into U.S. Dollars at the selling price quoted by Banco de la Nación Argentina of AR$ 15.04 per U.S. Dollar.

HIGHLIGHTS

Injunction Reliefs issued against the new Tariff Structure

In June, 2016 the Company received injunction reliefs issued by the Courts of the Judicial Departments of La Matanza, Escobar and Pilar, establishing a three month suspension of the tariff increases set forth under Resolutions Number 6/2016 and 7/2016 of the Ministry of Energy and Mining, and Resolution Nº1/2016 issued by the ENRE. The mentioned suspensions apply retroactively to February 2016, by which the customers will be credited in the upcoming invoices for payments made pursuant to the tariff increases between February and June 2016. The impact of these measures was a decrease in the gross profit of AR$ 618 million.

On July 15th, 2016 the Federal Court of Appeal of La Plata issued a new relief which extended the scope of the suspension to the whole geographical area of Buenos Aires Province. These measures affect the 80% of our customers as from that date, with no retroactive impact in the first semester 2016.

Second Quarter 2016 Operating Figures

In millon of Pesos	2° Q 2016	2° Q 2015	% Variation
Revenue from sales	2,717.0	899.4	202%
Electricity power purchase	(1,452.4)	(477.1)	204%
Net operating income (loss)	(1,451.9)	215.1	(775%)
Net income (loss)	(1,060.4)	254.9	(516%)

Revenue from sales increased 202.1% to AR$ 2,717.0 million in the second quarter of 2016 compared to AR$ 899.4 million in the second quarter of 2015, mainly explained by the tariff increase obtained as from February 1st, 2016 through Resolution 1/2016 ENRE. This increase was partially offset by a negative impact in sales of  AR$ 1,150.0 in June, resulting from the injuctive reliefs issued by different courts for the municipalities of “La Matanza”, “Pilar” and “Escobar”, suspending the Resolution mentioned above.

Volume of energy sold increased 4.5% to 5,719 GWh in the second quarter of 2016 from 5,475 GWh in the second quarter of 2015, basically due to an increase of 11.7% in residential customers, partially offset by a 5.5% decline in wheeling systems.

Electricity power purchases increased 204.4% to AR$ 1,452.4 million in the second quarter of 2016 compared to AR$ 477.1 million in the same period of 2015, mainly due to the growth in the average purchase price of approximately 282%. since February 1st, 2016. This growth was partially offset by a reduction of AR$ 553.2 due to retroactive effect in purchases of the injunction reliefs explained above.

Net operating income (loss) decreased AR$ 1,667.0 million amounting a loss of AR$ 1,451.9 million in the second quarter of 2016 compared to a gain of AR$ 215.1 million in the same period of 2015. This negative result was due to a 118.3% increase in operating expenses, mainly explained by the raise in the accrued fines and penalties of AR$ 972.9 principally caused by the changes in the estimation introduced by Note No.120.151 of the ENRE, a 29.2% increase in salaries and a reduction in the amounts obtained through SE Resolution 32/15, which were supposed to be offset by the new tariff structure issued by Resolution N° 1/2016 of the ENRE.

Net income (loss) shows a decrease of AR$ 1,315.3 million, amounting a loss of AR$ 1,060.4 million in the second quarter of 2016, compared to a gain of AR$ 254.9 million in the same period of 2015, mainly due to the operating results explained above and to a decrease of AR$ 469.3 in financial results caused by a rise in financial expenses AR$ 562.9 –principally commercial interests-. All these decreases were partially compensated by a higher positive result of the income tax for an amount of AR$ 821.1 million.

Adjusted EBITDA

Adjusted EBITDA has decrease to a loss of AR$ 1,315.8 million in the second quarter ended June 30, 2016, compared to a gain of AR$ 295.6 million in the same period of 2015.

In millon of Pesos	2° Q 2016	2° Q 2015
Net operating loss before resolution 32/15	(1,448.0)	(839.6)
Depreciation of property, plant and equipment	85.2	68.0
EBITDA	(1,362.8)	(771.6)
Resolution 32/15 recognition (1)	-	1,054.8
Commercial Interests	47.0	12.5
Adjusted EBITDA	(1,315.8)	295.6
(1) Includes additional income under this resolution and PUREE funds.

Operating Expenses

The following table sets forth the main transmission and distribution, selling and administrative expenses:

In millon of Pesos and %	Transmission and distribution expenses			Selling expenses			Administrative expenses			Total expenses
	2° Quarter		% Variation	2° Quarter		% Variation	2° Quarter		% Variation	2° Quarter		% Variation
	2016	2015		2016	2015		2016	2015		2016	2015
Salaries, social security taxes	(623.6)	(496.9)	30%	(104.9)	(73.9)	42%	(117.3)	(84.0)	40%	(845.9)	(654.8)	29%
Pensions Plans	(15.2)	(16.2)	(10%)	(2.6)	(2.4)	8%	(2.9)	(2.7)	8%	(20.6)	(21.2)	(3%)
Communications expenses	(6.8)	(3.2)	110%	(35.3)	(16.6)	113%	(3.5)	(0.8)	331%	(45.6)	(20.6)	121%
Allowance for the impairment of trade and other receivables	0.0	0.0	0%	(33.9)	4.0	(939%)	0.0	0.0	0%	(33.9)	4.0	(939%)
Supplies consumption	(71.3)	(43.2)	70%	0.0	0.0	0%	(5.9)	(2.9)	107%	(77.2)	(46.1)	68%
Leases and insurance	(0.1)	(0.1)	(10%)	0.0	0.0	0%	(22.8)	(15.4)	49%	(23.0)	(15.5)	48%
Security service	(32.3)	(9.3)	250%	(0.3)	(0.4)	(18%)	6.0	(4.2)	(243%)	(26.7)	(13.9)	91%
Fees and remuneration for services	(108.5)	(124.5)	(10%)	(122.8)	(84.1)	46%	(109.5)	(48.3)	127%	(340.8)	(256.9)	33%
Public relations and marketing	0.0	0.0	0%	0.0	0.0	0%	(4.3)	(2.4)	76%	(4.3)	(2.4)	76%
Advertising and sponsorship	0.0	0.0	0%	0.0	0.0	0%	(2.2)	(1.3)	76%	(2.2)	(1.3)	76%
Reimbursements to personnel	(0.3)	(0.4)	(30%)	(0.1)	(0.1)	(8%)	(0.2)	(0.2)	(18%)	(0.5)	(0.7)	(22%)
Depreciation of property, plant and equipment	(69.0)	(57.7)	20%	(12.3)	(7.4)	66%	(4.0)	(2.8)	40%	(85.2)	(68.0)	25%
Directors and Supervisory Committee members’ fees	0.0	0.0	0%	0.0	0.0	0%	(1.6)	(1.0)	62%	(1.6)	(1.0)	62%
ENRE penalties	(918.0)	(70.8)	1200%	(128.4)	(2.7)	4604%	0.0	0.0	0%	(1,046.4)	(73.5)	1323%
Taxes and charges	0.0	0.0	0%	(32.6)	(11.6)	180%	(3.7)	(2.6)	43%	(36.3)	(14.2)	156%
Other	(0.0)	(0.1)	(70%)	(0.0)	(0.0)	47%	(1.1)	(1.0)	6%	(1.2)	(1.2)	1%
Total	(1,845.1)	(822.5)	124%	(473.2)	(195.2)	142%	(273.0)	(169.6)	61%	(2,591.3)	(1,187.2)	118%

Sales

The following table shows our energy sales by customer´s category (in GWh) and its number of clients:

In Gwh and %	Energy sales					Customers
	2nd Quarter 2016		2nd Quarter 2015		% Variation	At 06/30/2016	At 06/30/2015	% Variation
	Gwh	%	Gwh	%
Residential	2,593	45.3%	2,322	42.4%	11.7%	2,480,236	2,450,863	1.2%
Small commercial	461	8.1%	456	8.3%	1.1%	325,268	320,390	1.5%
Medium commercial	444	7.8%	448	8.2%	(0.8%)	34,701	33,976	2.1%
Industrial	895	15.6%	900	16.4%	(0.5%)	6,778	6,627	2.3%
Wheeling System	990	17.3%	1,047	19.1%	(5.5%)	714	710	0.6%
Others
Public lighting	195	3.4%	194	3.5%	0.9%	21	22	(4.5%)
Shantytowns and others	141	2.5%	109	2.0%	29.7%	402	404	(0.5%)
Total	5,719	100%	5,475	100%	4.5%	2,848,120	2,812,992	1.2%

Capital Expenditures

Edenor’s capital expenditures during the second quarter of 2016 totaled AR$ 711.3 million, compared to AR$ 486.9 million in the second quarter of 2015. This increase was mainly due to the increase in costs and key facilities for ensuring the proper provision of the service.

Our capital expenditures in the second quarter of 2016 mainly consisted of the following:

         •            AR$ 18.6 million in new connections;

         •            AR$ 518.2 million in grid enhancements;

         •            AR$ 107.8 million in network maintenance and improvements;

         •            AR$ 1.0 million in legal requirements;

         •            AR$ 39.5 million in communications and telecontrol;

         •            AR$ 26.0 million of other investment projects.

For the six-month period ended June 30, 2016, our Capital Expenditures totalized to AR$ 1,340.0 million compared to AR$ 821.2 million in 2015, including capitalized costs in property, plant and equipment.

Energy Losses

In the second quarter of 2016 energy losses increased to 18.2% compared to 14.4% in the same period of 2015.

Indebtedness

As of June 30th, 2016, the outstanding principal amount of our dollar denominated financial debt is US$ 191.2 million, consisting of US$ 14.8 million principal amount of Senior Notes due on 2017 and US$ 176.4 million principal amount of Senior Notes due on 2022.

On July 12th, 2016 the Company redeemed the 100% of its outstanding Senior Notes Due 2017 for a total amount of US$ 15.1 million, consisting of US$ 14.8 million of principal amount and US$ 0.4 million that corresponds to accrued interests.

About EDENOR

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7.5 million people and an area of 4,637 sq. km.  In 2015, Edenor sold 22,380 GWh of energy and purchased 22,127 GWh, with net sales of approximately AR$ 3.8 billion and net income of AR$ 1,142.4 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

6363 Del Libertador Avenue, 4th Floor

(C1428ARG) Buenos Aires, Argentina

Fax: 5411.4346.5358

investor@edenor.com

www.edenor.com

Conference Call Information

There will be a conference call to discuss Edenor’s quarterly results on Friday, August 12, 2016, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial + 1(844) 854 - 4411 in the United States or, if outside the United States, +1(412) 317-5481 or 0-800-444-2930 in Argentina. Participants should use conference ID Edenor and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

For additional information on the Company please access: www.edenor.com; www.cnv.gob.ar

Condensed Interim Statements of Financial Position as of June 30, 2016 and December 31, 2015

In million of US Dollars and Argentine Pesos	06.30.2016	06.30.2016	12.31.2015
	US$	AR$	AR$

ASSETS

Non-current assets
Property, plant and equipment	666.8	10,028.2	8,885.8
Interest in joint ventures	0.0	0.5	0.4
Deferred tax asset	49.3	741.1	50.0
Other receivables	8.4	126.5	153.8
Financial assets at amortized cost	3.0	44.6	-
Financial assets at fair value through profit or loss	-	-	23.6
Total non-current assets	727.5	10,940.9	9,113.6

Current assets
Inventories	8.3	124.8	134.9
Other receivables	12.2	183.8	1,079.9
Trade receivables	104.7	1,574.3	963.0
Financial assets at fair value through profit or loss	137.0	2,060.4	1,560.4
Financial assets at amortized cost	0.1	2.2	-
Derivative financial instruments	0.0	0.4	0.2
Cash and cash equivalents	20.8	312.2	129.0
Total current assets	283.1	4,258.2	3,867.3

TOTAL ASSETS	1,010.6	15,199.1	12,980.9

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.04 per dollar, the selling rate as of June 30, 2016, solely for the convenience of the reader.

Condensed Interim Statements of Financial Position as of June 30, 2016 and December 31, 2015

In million of US Dollars and Argentine Pesos	06.30.2016	06.30.2016	12.31.2015
	US$	AR$	AR$
EQUITY

Share capital	59.6	897.0	897.0
Adjustment to share capital	26.4	397.7	397.7
Additional paid-in capital	0.2	3.5	3.5
Treasury stock	0.6	9.4	9.4
Adjustment to treasury stock	0.7	10.3	10.3
Legal reserve	4.9	73.3	-
Opcional reserve	11.7	176.1	-
Other comprehensive loss	(2.8)	(42.3)	(42.3)
Accumulated losses	(78.8)	(1,185.5)	249.3
TOTAL EQUITY	22.6	339.6	1,525.1

LIABILITIES
Non-current liabilities

Trade payables	15.3	230.1	225.0
Other payables	270.8	4,073.0	2,391.9
Borrowings	174.1	2,617.7	2,461.0
Deferred revenue	11.5	172.5	153.8
Salaries and social security payable	6.0	89.9	80.0
Benefit plans	16.0	241.1	204.4
Tax liabilities	0.1	1.3	1.9
Provisions	20.4	307.3	259.6
Total non-current liabilities	514.2	7,732.9	5,777.6

Current liabilities
Trade payables	354.4	5,329.9	4,475.4
Other payables	10.2	153.0	151.7
Borrowings	18.5	278.3	48.8
Deferred revenue	0.1	0.8	0.8
Salaries and social security payable	43.3	651.5	733.1
Benefit plans	1.9	28.3	28.3
Tax payable	-	-	16.3
Tax liabilities	38.8	583.8	153.4
Provisions	6.7	101.1	70.5
Total current liabilities	473.8	7,126.6	5,678.3
TOTAL LIABILITIES	988.0	14,859.5	11,455.9
		-	-
TOTAL LIABILITIES AND EQUITY	1,010.6	15,199.1	12,980.9

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.04 per dollar, the selling rate as of June 30, 2016, solely for the convenience of the reader.

Condensed Interim Statements of Comprehensive Income (Loss) for the six-month period ended June 30, 2016 and 2015.

In millon of US Dollars and Argentine Pesos	06.30.2016	06.30.2016	06.30.2015
	US$	AR$	AR$

Continuing operations
Revenue	379.5	5,707.1	1,868.0
Electric power purchases	(184.2)	(2,769.7)	(1,000.1)
Subtotal	195.3	2,937.5	867.9
Transmission and distribution expenses	(210.8)	(3,169.9)	(1,527.1)
Gross loss	(15.5)	(232.5)	(659.1)
Selling expenses	(50.6)	(761.2)	(366.4)
Administrative expenses	(33.4)	(501.7)	(306.5)
Other operating expense, net	(15.1)	(226.9)	(112.1)
Operating loss before higher costs recognition and SE Resolution 32/15	(114.5)	(1,722.3)	(1,444.1)
Income recognition on account of the RTI - SE Resolution 32/15	28.4	427.1	2,388.7
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	5.4	81.5	186.6
Operating Loss (Profit)	(80.7)	(1,213.6)	1,131.1
Financial income	5.8	87.3	37.6
Financial expenses	(45.8)	(688.3)	37.9
Other financial expense	(5.1)	(76.9)	(26.5)
Net financial expense	(45.1)	(677.9)	49.0
Loss (profit) before taxes	(125.8)	(1,891.6)	1,180.1

Income tax	46.9	706.1	(455.4)
Loss (Profit) for the period	(78.8)	(1,185.5)	724.7

Basic and diluted earnings Loss (Profit) per share:
Basic and diluted earnings (loss) profit per share	(0.09)	(1.32)	0.81

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.04 per dollar, the selling rate as of June 30, 2016, solely for the convenience of the reader.

Condensed Interim Statements of Cash Flows

for the six-month period ended June 30, 2016 and 2015

In millon of US Dollars and Argentine Pesos	06.30.2016	06.30.2016	06.30.2015
	US$	AR$	AR$

Cash flows from operating activities
Loss (Profit) for the period	(78.8)	(1,185.5)	724.7
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	11.1	167.1	132.0
Loss on disposals of property, plant and equipment	2.0	30.5	1.3
Net accrued interest	39.8	599.0	(89.6)
Exchange differences	22.2	333.6	105.9
Income tax	(46.9)	(706.1)	455.4
Allowance for the impairment of trade and other receivables, net of recovery	3.0	44.6	(7.0)
Adjustment to present value of receivables	(0.2)	(3.0)	(5.2)
Provision for contingencies	6.7	101.2	37.3
Other expenses - FOCEDE	1.0	14.7	25.9
Changes in fair value of financial assets	(17.5)	(263.9)	(78.3)
Accrual of benefit plans	2.7	41.3	42.5
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	(5.4)	(81.5)	(186.6)
Income recognition on account of the RTI - SE Resolution 32/15	-	-	(447.4)
Income from non-reimbursable customer contributions	(0.0)	(0.4)	(0.4)
Changes in operating assets and liabilities:
Decrease in trade receivables	(37.8)	(569.2)	(21.3)
Increase (Decrease) in other receivables	66.1	994.7	99.8
Increase (Decrease) in inventories	0.7	10.0	(10.9)
Increase in deferred revenue	1.3	19.1	18.3
Decrease (Increase) in trade payables	14.2	214.0	545.3
Decrease in salaries and social security payable	(4.8)	(71.8)	14.0
Increase in benefit plans	(0.3)	(4.6)	(13.0)
Increase (Decrease) in tax liabilities	28.3	426.3	(7.7)
Increase (Decrease) in other payables	99.2	1,491.4	(26.6)
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)	-	-	25.6
Net decrease in provisions	(1.5)	(22.8)	(12.2)

Net cash flows provided by operating activities	105.0	1,578.6	1,321.8

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.04 per dollar, the selling rate as of June 30, 2016, solely for the convenience of the reader.

Condensed Interim Statements of Cash Flows

for the six-month period ended June 30, 2016 and 2015

(Continued)

In million of US Dollars and Argentine Pesos	06.30.2016	06.30.2016	06.30.2015
	US$	AR$	AR$

Cash flows from investing activities
Acquisitions of property, plant and equipment	(70.7)	(1,063.5)	(630.0)
Net (payment for) collection of purchase / sale of financial assets at fair value	(14.3)	(214.9)	(849.7)
Collection of receivables from sale of subsidiaries - SIESA	0.6	8.3	4.3
Net cash flows used in investing activities	(84.4)	(1,270.1)	(1,475.5)

Cash flows from financing activities
Payment of property, plants and equipments	(9.1)	(136.1)	(83.5)
Proceeds from Salaries mutuum	-	-	166.8
Redemption of corporate notes	(0.3)	(4.9)	-
Net cash flows used in financing activities	(9.4)	(141.0)	83.3

Increase (Decrease) in cash and cash equivalents	11.1	167.6	(70.4)

Cash and cash equivalents at the beginning of year	8.6	129.0	179.1
Exchange differences in cash and cash equivalents	1.0	15.7	(1.6)
Increase (Decrease) in cash and cash equivalents	11.1	167.6	(70.4)
Cash and cash equivalents at the end of period	20.8	312.2	107.1

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.04 per dollar, the selling rate as of June 30, 2016, solely for the convenience of the reader.

Condensed Interim Statements of Cash Flows

for the six-month period ended June 30, 2015 and 2014

 (Continued)

In millon of US Dollars and Argentine Pesos	06.30.2016	06.30.2016	06.30.2015
	US$	AR$	AR$

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment	(8.8)	(133.0)	(118.6)
Acquisitions of property, plant and equipment through increased trade payables	(9.5)	(143.6)	(72.6)
Decrease from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	-	-	10.6
Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	-	-	158.1
Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)			(447.4)
Amounts received from CAMMESA through FOCEDE			631.6

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.04 per dollar, the selling rate as of June 30, 2016, solely for the convenience of the reader.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 11, 2016